貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

January 11, 2007

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarte[redacted]
100 F Street, NE
Washington, DC
USA

Division of Corporation Finance
- International Mail Stop 3-2

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated December 29, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

1/18

BAKER & MCKENZIE

貝克・麥堅時律師事務所

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on December 29, 2006

1. Overseas Regulatory Announcement of Power Generation for 2006 and Progress of Projects, released on January 11, 2007, in English and Chinese.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT OF POWER GENERATION FOR 2006 AND PROGRESS OF PROJECTS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huadian Power International Corporation Limited* (the "Company") announces its power generation and on-grid electricity sold for the year ended 31 December 2006.

As at 31 December 2006, the power generated by the Company, its subsidiaries and jointly controlled entity (the "Group") in the year, consolidated on the same basis as that of the financial statement *(Note 1)*, amounted to 52,532 million kWh, representing an increase of 12.20% in comparison with the same period in 2005; on-grid electricity sold amounted to 49,077 million kWh, representing an increase of 11.98% in comparison with the same period in 2005. As at 31 December 2006, the total installed capacity controlled and invested by the Group amounted to 14,782.2MW and the interested installed capacity amounted to 11,748.9MW.

Table: As at 31 December 2006, the amount of installed capacity (in MW), power generation and on-grid electricity sold (in hundred million kWh) are as follows:

Name of plants / companies	Installed capacity	Shareholding *(Note 3)*	Power generation	On-grid electricity sold	Nature of Corporation
Zouxian Power Plant	3,540	100%	135.02	127.59	Power plant of the Company
Shiliquan Power Plant	1,300	100%	69.61	64.96	Power plant of the Company
Laicheng Power Plant	1,200	100%	64.14	60.55	Power plant of the Company
Huadian Qingdao Power Company Limited	1,260	55%	56.73	52.65	Subsidiary
Huadian Weifang Power Generation Company Limited ("Weifang Company")	1,330	45%	40.44	37.89	Subsidiary
Huadian Zibo Power Company Limited	467	100%	26.58	23.36	Subsidiary
Huadian Zhangqiu Power Company Limited	890	84.45%	23.08	21.33	Subsidiary
Huadian Tengzhou Xinyuan Power Company Limited	963	88.16%	20.99	19.43	Subsidiary
Sichuan Guangan Power Generation Company Limited	1,800	80%	63.68	59.22	Subsidiary
Ningxia Zhongning Power Company Limited ("Zhongning Company")	660	50%	50.09	47.58	Jointly controlled entity
The Group *(Note 1)*			525.32	490.77	
Anhui Chizhou Jiuhua Power Generation Company Limited	600	40%	31.06	29.00	Associated company
Ningxia Power Generation (Group) Company Limited *(Note 2)* ("Ningxia Power Group")	1,432.2	31.11%	64.57	60.63	Associated company

Note 1: Inclusive of the power generated by each branch / subsidiary / jointly controlled entity, which, other than Zhongning Company which was 50% accounted for, were 100% accounted for. (Under the Group's basis of consolidation for 2005, Weifang Company was a jointly controlled entity which was 30% accounted for and Zhongning Company was an associated company and was not accounted for.)

Note 2: The installed capacity, power generation and on-grid electricity sold of Ningxia Power Group have been consolidated on the same basis as that of the financial statement, which includes 50% of the installed capacity, power generation and on-grid electricity sold of Zhongning Company (formerly known as Ningxia Yinglite Zhongning Power Company Limited whose name was changed and registered with the Administration of Industrial and Commerce in June 2006).

Note 3: The Company's shareholdings in all power plants, subsidiaries, jointly controlled entity and associated companies of the Company are stated as at 31 December 2006.

The growth of power generation by the Group in 2006 was mainly attributable to: (1) the booming demand for power in the regions which the Group provides its services; (2) the power generation contributed by the new generation units; (3) the change and adjustment of the basis of consolidation.

In addition, Anhui Suzhou Straw-fired Thermal Power Plant project developed and controlled by the Company with a total planned capacity of 50MW was approved by the National Development and Reform Commission on 15 August 2006. The total investment in the project amounted to RMB558,790,000. Ningxia Ningdong Wind Farm (Yangjiayao) Phase I project developed and controlled by the Company with a planned capacity of 45MW was approved by Ningxia Hui Autonomous Region Development and Reform Commission on 30 December 2006. The total investment in the project amounted to RMB409,970,000. The capital of both projects accounted for 20% of their respective total investment.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
10 January 2007

* *For identification only*

A119

HUADIAN 12g3-2(b)
File No. 82-4932

11 JAN 2007

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(於中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

於其他市場發佈的公告
二零零六年發電量及項目進展公告

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條而做出。

華電國際電力股份有限公司(「本公司」)今天宣佈其截至二零零六年十二月三十一日止全年發電量及上網電量。

截至二零零六年十二月三十一日，本公司及附屬公司與合營公司(「本集團」)按照財務報告合併口徑*(註1)*計算的全年發電量為525.32億千瓦時，比去年同期增長12.20%；上網電量490.77億千瓦時，比去年同期增長11.98%。截至二零零六年十二月三十一日，本集團控參股總裝機容量達到14,782.2兆瓦，權益裝機容量達到11,748.9兆瓦。

表：截至二零零六年十二月三十一日裝機容量(兆瓦)、發電量、上網電量表(億千瓦時)：

發電廠／公司名稱	裝機容量	股權比例 *(註3)*	發電量	上網電量	企業性質
鄒縣發電廠	3,540	100%	135.02	127.59	本公司發電廠
十里泉發電廠	1,300	100%	69.61	64.96	本公司發電廠
萊城發電廠	1,200	100%	64.14	60.55	本公司發電廠
華電青島發電有限公司	1,260	55%	56.73	52.65	附屬公司
華電濰坊發電有限公司(「濰坊公司」)	1,330	45%	40.44	37.89	附屬公司
華電淄博熱電有限公司	467	100%	26.58	23.36	附屬公司
華電章丘發電有限公司	890	84.45%	23.08	21.33	附屬公司
華電滕州新源熱電有限公司	963	88.16%	20.99	19.43	附屬公司
四川廣安發電有限責任公司	1,800	80%	63.68	59.22	附屬公司
寧夏中寧發電有限公司(「中寧公司」)	660	50%	50.09	47.58	合營公司
本集團 *(註1)*			525.32	490.77	
安徽池州九華發電有限公司	600	40%	31.06	29.00	聯營企業
寧夏發電集團有限公司(「寧發集團」) *(註2)*	1,432.2	31.11%	64.57	60.63	聯營企業

註1： 包括各分公司／附屬公司／合營公司的電量，其中除中寧公司按照50%的比例計入外，其他均按照100%計入。(二零零五年的集團合計口徑中，濰坊公司為合營企業，按照30%的比例計入，中寧公司為聯營企業，未計入。)

註2： 寧發集團裝機容量、發電量、上網電量計算口徑亦為財務報告合併口徑，包含了中寧公司(二零零六年六月經工商註冊改名，原名寧夏英力特中寧發電有限公司)50%的裝機容量、發電量、上網電量。

註3： 本公司各電廠、附屬公司、合營公司及聯營企業之股權比例均為截止至二零零六年十二月三十一日之股權比例。

本集團二零零六年全年發電量增長的主要原因：(1)本集團服務區內電力需求旺盛；(2)新投產機組的電量貢獻；(3)合併口徑的變化和調整。

另外，本公司控股開發的規劃總容量為50兆瓦的安徽宿州秸稈熱電廠項目於二零零六年八月十五日獲得國家發展和改革委員會核准，項目總投資為人民幣55,879萬元。本公司控股開發的寧夏寧東風電場楊家窯項目一期45兆瓦工程於二零零六年十二月三十日獲得寧夏回族自治區發展和改革委員會核准，項目總投資為人民幣40,997萬元。這兩項工程資本金均為總投資的20%。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國 • 北京
二零零七年一月十日

* *僅供識別*